UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 0-24179
                                                                      -------

                           NOTIFICATION OF LATE FILING

        (Check One):
        |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

        For Period Ended:  December 29, 2001

        |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

        For the Transition Period Ended: ____________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


                                     PART I
                             REGISTRANT INFORMATION

                               KASPER A.S.L., LTD.
                               -------------------
                            (Full name of registrant)


                                 Not Applicable
                                 --------------
                           (Former name if applicable)


                                  77 Metro Way
                                  ------------
           (Address of principal executive office (street and number))


                               Secaucus, NJ 07094
                               ------------------
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

| | (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        The registrant and certain of its subsidiaries filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on February 5, 2002. The registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 29, 2001 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, would cause significant hardship and unreasonable burden in terms of expense and effort on the part of the registrant and its management. During the period immediately prior to the filing of the Chapter 11 petition, the registrant and its management were primarily occupied with preparing for the filing of the Chapter 11 petition and negotiating the terms of a potential reorganization plan with certain of the registrant's creditors. Since the filing of the Chapter 11 petition, the efforts of the registrant and its management have been occupied with addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for its "first day orders" and non-ordinary course activities, negotiating with the registrant's creditor constituencies and on-going efforts to consummate a reorganization plan.


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
                                    PART IV
                                OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification

 Laura Lentini                                       (201) 864-0328
--------------------------------------------------------------------------------
    (Name)                                      (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             |X| Yes |_| No


        (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             |X| Yes |_| No


        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The registrant's earnings for the year ended December 29, 2001 are anticipated to be a net loss of approximately $77 million, compared to a net loss of $25.2 million for the year ended December 30, 2000. The registrant incurred a significantly larger net loss in 2001 than in 2000 as it continued its restructuring by a change in management and preparations for pre-arranged bankruptcy. The registrant experienced a significant decrease in gross profit as a result of (i) lower sales volume; (ii) a higher level of promotional allowances especially in light of the weak retail environment and (iii) a substantial write-down of raw material inventories in conjunction with a planned strategic change in the garment procurement process. The registrant had higher restructuring and interest costs from multiple bank amendments, professional fees and the write-off of deferred financing costs.

        Kasper A.S.L., Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2002
                                     By: /s/ John D. Idol
                                         --------------------------------------
                                         John D. Idol
                                         Chairman and Chief Executive Officer


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